C. Code of Ethics

The Firm has developed a Code of Ethics, attached as Exhibit A, which details the Firm’s policy with regards to the ethical standards of the Firm and its Employees. Each Employee upon hiring, and annually thereafter, will be given a copy of the Code of Ethics, be responsible for reading it, and be required to submit to the Firm a signed and dated statement that they have read and understood it. The statements will be filed in the Employee’s personnel file.

The personal trading and investment activities of Employees of investment advisory firms are the subject of various federal securities laws, rules and regulations. Underlying these requirements is the fiduciary capacity in which an investment adviser acts for clients. A fiduciary has a duty of loyalty to clients, which requires that the adviser act in the best interests of the clients and always place the clients’ interests first and foremost.

When investment advisory personnel invest for their own accounts, conflicts of interest may arise between the Client’s and the Employee’s interests. The conflicts may include taking an investment opportunity from the Client for an Employee’s own portfolio, using an Employee’s advisory position to take advantage of available investments, front running, which may be an

Employee trading before making Client transactions, thereby taking advantage of information or using Client portfolio assets to have an effect on the market which is used to the Employee’s benefit.

6800 Capital’s Code of Ethics, which is attached